UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date May 29, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

May 29, 2024

Medellín, Colombia

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING NOTICE

The presidency of Bancolombia S.A. hereby calls the shareholders to an Extraordinary General Shareholders’ Meeting, which will take place, in person, on Wednesday, June 26, 2024, at 8:00 am, at the offices of the management of the Bank, located at the following address: Carrera 48 Número 26-85, Torre Sur, Piso 11, in the city of Medellín.

The proposed agenda for the meeting is as follows:

1.	Verification of Quorum
2.	Reading and approval of the agenda
3.	Election of commission for vote count, approval, and execution of the minutes
4.	Election of the members of the Board of Directors for the period July, 2024 – March, 2026
5.	Approval of additional compensation for the External Auditor
6.	Approval of Policy for the Election of Board Members
7.	Proposal for amendment of the Bylaws

Shareholders may be represented at the Meeting by granting powers of attorney in writing to authorized representatives, in accordance with Colombian law. To expedite entry into the meeting and the registration process, we recommend sending a scanned copy of the power of attorney to the following email address asamblea@bancolombia.com.co, no later than June 25 at 3:00 p.m.

Powers of attorney may not be granted to Bancolombia employees nor to any other person directly or indirectly related to the management of Bancolombia.

The proposals and the information concerning the Meeting will be available at the Bank’s website www.grupobancolombia.com, according to the Good Governance Code.

We invite our shareholders to visit the website www.grupobancolombia.com to be periodically informed about the matters regarding the General Shareholders’ Meeting.

Management of the Company confirms that all required processes and authorizations required for the General Shareholders’ Meeting notice were performed or obtained.

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Contacts
Julián Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera

Corporate VP	Financial VP	IR Director
Tel.: (57601) 4042436	Tel.: (57601) 4885934	Tel.: (57601) 4485950